Exhibit 99.2

Interim Financial Statements of
(Unaudited)

Acasti pharma inc.

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

Acasti pharma INC.

Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

Financial Statements

Interim Statements of Financial Position	1

Interim Statements of Earnings and Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

Acasti pharma INC.

Interim Statements of Financial Position

(Unaudited)

As at December 31, 2017 and March 31, 2017

		December 31, 2017	March 31, 2017
(thousands of Canadian dollars)	Notes	$	$
Assets

Current assets:
Cash and cash equivalents		12,475	9,772
Receivables		378	206
Other Assets	4	416	-
Prepaid expenses		223	303
		13,492	10,281

Other Assets	4	505	-
Equipment		2,782	2,787
Intangible assets		10,646	12,388
Total assets		27,425	25,456

Liabilities and Equity

Current liabilities:
Trade and other payables		4,997	2,138
		4,997	2,138

Derivative warrant liabilities	6	5,634	209
Unsecured convertible debentures		1,561	1,406
Total liabilities		12,192	3,753

Equity:
Share capital		72,475	66,576
Other equity		309	309
Contributed surplus		6,688	5,693
Deficit		(64,239)	(50,875)
Total equity		15,233	21,703

Commitments and contingencies	12

Total liabilities and equity		27,425	25,456

See accompanying notes to unaudited interim financial statements.

1

Acasti pharma INC.

Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

		Three-month periods ended		Nine-month periods ended
		December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
(thousands of Canadian dollars, except per share data)	Notes	$	$	$	$

Research and development expenses, net		(4,285)	(1,683)	(9,616)	(5,670)
General and administrative expenses		(865)	(829)	(2,718)	(2,251)
Loss from operating activities		(5,150)	(2,512)	(12,334)	(7,921)

Financial (expenses) income	9	(1,220)	117	(1,479)	(56)
Change in fair value of warrant liabilities	6	291	(2)	449	96
Net financial income (expenses)		(929)	115	(1,030)	40
Net loss and total comprehensive loss		(6,079)	(2,397)	(13,364)	(7,881)
Basic and diluted loss per share		(0.40)	(0.22)	(0.90)	(0.74)
Weighted average number of shares outstanding		15,234,206	10,712,038	14,890,490	10,712,038

See accompanying notes to unaudited interim financial statements

2

Acasti pharma INC.

Interim Statements of Changes of Equity

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

Net loss and total comprehensive
loss for the period		-	-	-	-	(13,364)	(13,364)
		14,702,556	66,576	309	5,693	(64,239)	8,339
Transactions with owners,
recorded directly in equity
Contributions by and
distributions to equity holders
Public offering	7	9,900,990	5,346	-	406	-	5,752
Warrants exercised		178,721	456	-	(72)	-	384
Share-based payment
transactions	10	-	-	-	661	-	661
Issuance of shares for payment of
interest on convertible debentures	7(a)	56,164	97	-	-	-	97
Total contributions by and distributions to equity holders		10,135,875	5,899	-	995	-	6,894
Balance at December 31, 2017		24,838,431	72,475	309	6,688	(64,239)	15,233

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, February 29, 2016		10,712,038	61,973	—	4,875	(39,628)	27,220

Net loss and total comprehensive
loss for the period		—	—	—	—	(7,881)	(7,881)
		10,712,038	61,973	—	4,875	(47,509)	19,339
Transactions with owners,
recorded directly in equity
Contributions by and
distributions to equity holders
Share-based payment
transactions	10	—	—	—	430	—	430
Total contributions by and distributions to equity holders		—	—	—	430	—	430
Balance at November 30, 2016		10,712,038	61,973	—	5,305	(47,509)	19,769

See accompanying notes to unaudited interim financial statements.

3

Acasti pharma INC.

Interim Statements of Cash Flows

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

		Three-month periods ended		Nine-month periods ended
		December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
(thousands of Canadian dollars)	Notes	$	$	$	$

Cash flows used in operating activities:
Net loss for the period		(6,079)	(2,397)	(13,364)	(7,881)
Adjustments:
Amortization of intangible assets		581	581	1,742	1,742
Depreciation of equipment		90	40	263	102
Stock-based compensation	10	330	155	661	430
Net financial expenses (income)	9	929	(115)	1,030	(40)
Realized foreign exchange gain		103	(38)	156	15
		(4,046)	(1,774)	(9,512)	(5,632)
Changes in non-cash operating items	11	(405)	(29)	1,355	846
Net cash used in operating activities		(4,451)	(1,803)	(8,157)	(4,786)

Cash flows from (used in) investing activities:
Interest received		9	93	39	115
Acquisition of equipment	11	(140)	(716)	(327)	(1,769)
Acquisition of short-term investments		-	(3,499)	-	(12,765)
Maturity of short-term investments		-	4,787	-	17,999
Net cash from (used in) investing activities		(131)	665	(288)	3,580

Cash flows used in financing activities:
Net proceeds from US public offering		11,481	-	11,481	-
Proceeds from exercise of warrants		384	-	384	-
Payment of public offering transaction costs		-	-	(381)	-
Payment of private placement transaction costs		-	-	(40)	-
Interest paid		(1)	(1)	(2)	(16)
Net cash from (used in) financing activities		11,864	(1)	11,442	(16)

Foreign exchange on cash and cash equivalents held in foreign currencies		(136)	60	(294)	9
Net (decrease) increase in cash and cash equivalents		7,146	(1,079)	2,703	(1,213)

Cash and cash equivalents, beginning of period		5,329	2,893	9,772	3,027
Cash and cash equivalents, end of period		12,475	1,814	12,475	1,814

Cash and cash equivalents is comprised of:
Cash		988	1,814	988	1,814
Cash equivalents		11,487	-	11,487	-

See accompanying notes to unaudited interim financial statements.

4

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

1.	Reporting entity:

Acasti Pharma Inc. (Acasti or the Corporation) is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. Neptune Technologies (Neptune) owned approximately 20.4% of the issued and outstanding Class A shares (Common Shares) of the Corporation as at December 31, 2017 and approximately 19.8% subsequent to the over-allotment option exercise on January 22, 2018 following the US Public financing of December 27, 2017 (see note 7 and 14). Prior to the US public offering financing, Neptune controlled the Corporation.

Pursuant to a license agreement entered into with Neptune in August 2008, as amended, Acasti has been granted an exclusive worldwide license to use until its related patents expire, Neptune’s intellectual property to develop, clinically study and market new pharmaceutical and medical food products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the prescription drug, over-the-counter medicine and medical foods markets. In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license which was exercised in fiscal 2014. As a result of the royalty prepayment, Acasti is no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license. The license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the prescription drugs and the medical food markets. On August 8, 2017, Neptune announced the sale of its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS (Aker). Aker then licensed the intellectual property back to Neptune, leaving the License Agreement between Acasti and Neptune in place and unchanged. The license Agreement allows Acasti the “freedom to operate” for CaPre, which is currently the Corporation’s only prescription drug candidate in development. There are diligence obligations with respect to the Corporation’s use of licensed technology in relation to the development and commercialization of Acasti’s product candidate. Upon the expiry of the last-to-expire licensed Neptune patents in 2022, and the concurrent expiry of Acasti’s License Agreement with Neptune and Aker, the Corporation believes that CaPre will be fully covered under its own issued and pending patents, and after the Neptune patent expiry that Acasti will not require any license from Neptune or any other third party to support the commercialize of CaPre.

The Corporation is subject to a number of risks associated with the conduct of its clinical program and its results, the establishment of strategic alliances and the successful development of new pharmaceutical products and their marketing. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The Corporation anticipates that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation:

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with those accounting policies followed by the Corporation and disclosed in note 3 of its most recent audited annual financial statements. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly, the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended March 31, 2017.

Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. As a result, the above financial statements and corresponding notes to financial statements include two different three-month and nine-month periods: the three-month and nine-month periods ended December 31, 2017 and the three-month and nine-month periods ended November 30, 2016. Financial information for the three-month and nine-month periods ended December 31, 2016 have not been included in these financial statements for the following reasons: (i) the three-month and nine-month periods ended November 30, 2016 provide a meaningful comparison for the three-month and nine-month periods ended December 31, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month and nine-month periods ended December 31, 2016 were presented in lieu of results for the three-month and nine-month periods ended November 30, 2016; and (iii) it was not practicable or cost justified to prepare this information.

5

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

The financial statements were authorized for issue by the Board of Directors on February 13, 2018.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 9); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 5).

(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $13.5 million as at December 31, 2017 include cash and cash equivalents totalling $12.5 million, mainly generated by the net proceeds from the US Public Offering completed on December 27, 2017 and the Canadian Public Offering and Private Placement completed on February 21, 2017. The Corporation’s liabilities total $12.2 million at December 31, 2017 and are comprised primarily of $5.0 million in amounts due to or accrued for creditors, $1.6 million for unsecured convertible debentures and $5.6 million of derivative warrant liabilities. The Corporation’s positive working capital balance is expected to decline until the Corporation raises additional funds or finds a strategic partner. The Corporation’s current assets as at this date are projected to be significantly less than needed to support the current liabilities as at that date when combined with the projected level of expenses for the next twelve months, primarily including the planned site activation and patient treatment and tracking within the Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months. The Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the near future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. If the Corporation does not raise additional funds or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

6

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):
(e)	Use of estimates and judgments (continued):

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements (Note 2(c)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).

•	Measurement of derivative warrant liabilities (note 5) and share-based payments (note 9).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended March 31, 2017.

New standards and interpretations not yet adopted:

(i)	Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation intends to adopt IFRS 9 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

(ii)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of the amendments of IFRS 2, and does not intend to early adopt these amendments in its financial statements.

7

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

4.	Other Assets

During the three-month and nine-month periods ended December 31, 2017, the Corporation purchased a reserve of krill oil amounting to $970 to be used in production. The krill oil will be expensed as it is used in the R&D production processes and for NKPL66 manufacturing. $49 of krill oil from the reserve was used for the manufacturing of CaPre capsules in the three-month period ending December 31, 2017, leaving a balance of $921 of which an amount of $416 is estimated to be used in the next twelve-month period.

5.	Related parties:
(a)	Administrative and research and development expenses:

The Corporation intends to continue to rely on the support of Neptune for a portion of its general and administrative needs; however, the continuance of this support is outside of the Corporation’s control.

During the three-month and nine-month periods ended December 31, 2017 and November 30, 2016, the Corporation was charged by Neptune for the purchase of research supplies, for certain costs incurred by Neptune for the benefit of the Corporation and for a shared service agreement as follows:

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$

Research and development expenses
Supplies and incremental costs	1	-	7	-
Shared service agreement	-	5	20	14
	1	5	27	14

General and administrative expenses
Supplies and incremental costs	65	44	173	152
Shared service agreement	19	75	107	225
	84	119	280	377
	85	124	307	391

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Neptune provides Acasti with the services of personnel for certain administrative work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon within the shared service agreement. In the three-month period ended September 30, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring incremental costs and expects to do so in the future, partially offset by reduced shared service fees. The account payable to Neptune amounted to $29 at December 31, 2017 and $12 at March 31, 2017, is non-interest bearing and has no specified maturity date. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Historically, Neptune has provided the Corporation with the krill oil needed to produce CaPre for Acasti’s clinical programs, including all of the krill oil projected as needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. In the three-month period ended December 31, 2017, Acasti purchased a reserve of krill oil from Aker that will be used in the production of CaPre capsules for its Phase 3 clinical trials (see also note 4). The Corporation is currently evaluating alternative suppliers of krill oil. At December 31, 2017, a reserve of 3,610 kilograms of krill oil was still stored at Neptune’s facility.

8

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

5.	Related parties (continued):
(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million (“Committed Funds”) to partly guarantee the financing of this transaction (“Pledge Agreement”). Neptune had agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the Pledge Agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue related to this arrangement in the amount of nil for the three-month and nine-month periods ended December 31, 2017 and $6 and $89 for the three-month and nine-month periods ended November 30, 2016.

(c)	Key management personnel compensation:

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (1% at November 30, 2016).

Key management personnel compensation includes the following for the three-month and nine-month periods ended December 31, 2017 and November 30, 2016:

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$

Short-term salaries and benefits	359	222	1,064	779
Share-based compensation costs	300	150	586	394
	659	372	1,650	1,173

9

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Derivative warrant liabilities:

Warrants issued as part of a public offering of units composed of class A share (Common Share) and Common Share purchase warrants on both December 27, 2017 and December 3, 2013 are derivative liabilities (“Derivative warrant liabilities”) given the currency of the exercise price is different from the Corporation’s functional currency.

The derivative warrant liabilities are measured at fair value at every reporting period and the reconciliation of changes in fair value for the Nine-month periods ended December 31, 2017 and November 31, 2016 is presented in the following table:

	Nine-month periods ended
	Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013[1]
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$
Balance – beginning of period	-	-	209	156
Issued during period	5,873	-	-	-
Change in fair value of derivative warrant liabilities	(253)	-	(195)	(96)
Balance – end of period	5,620	-	14	60

Fair value per share issuable	0.57	-	0.01	0.03

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

	Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013 [1]
	December 31, 2017	March 31, 2017	December 31, 2017	March 31, 2017
Exercise price	US $1.26	-	US $1.50	US $1.50
Share price	US $0.94	-	US $0.94	US $1.36
Risk-free interest	2.22%	-	1.75%	1.22%
Estimated life	5 years	-	0.92 years	1.68 years
Expected volatility	93.5%	-	113.4%	108.4%
(1)	In order to obtain one Common Share, 10 warrants must be exercised.

10

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Capital and other components of equity:
(a) US Public offering:

On December 27, 2017, the Corporation closed a US public offering issuing 9,900,990 units of Acasti (“Units”) at a price of US$1.01 per Unit for gross proceeds of $12.6 million (US$10 million). The units issued consist of 9,900,990 Class A shares (Common Shares) and 8,910,891 warrants with the right to purchase one Common Share (“Warrant”) of Acasti (90% Common Share purchase warrant). As part of this closing, the underwriters’ also partially exercised for nil consideration the over-allotment option for warrants, which were issued for a right to purchase 892,044 Class A Common Shares at an exercise price of US$1.26.

The Warrants forming part of the Units are derivative liabilities (“Derivative Warrant Liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was determined to be $5.9 million and the residual of the proceeds were allocated to the Class A shares. The issue costs totaled approximately $2.5 million and have been allocated between the Warrants and Class A shares based on relative value. The portion allocated to the Warrants was recognized in finance costs in the Interim Statements of Earnings and Comprehensive Loss, whereas the portion allocated to Class A shares was recognized as a reduction to share capital, in the Interim Statements of Financial Position.

The fair value of the public offering warrants in 2017 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

December 27, 2017
Exercise price	US $1.26
Share price	US $0.97
Risk-free interest	2.22%
Estimated life	5 years
Expected volatility	93.5%

The fair value of the public offering warrants issued was determined to be $0.60 per warrant as at December 27, 2017 and $0.57 at December 31, 2017. Changes in the fair value of the Warrants are recognized in finance income or costs.

As part of the transaction, the Company also issued broker warrants to purchase up to 495,050 Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of US$1.2625, at any time until December 27, 2022. The broker warrants are considered for compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used based on the following assumptions:

December 27, 2017
Exercise price	US $1.2625
Share price	US $0.97
Risk-free interest	2.22%
Estimated life	5 years
Expected volatility	93.5%

The total cost associated with the Broker Warrants amounted to $406 and was allocated to contributed surplus.

11

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Capital and other components of equity (continued):

(b)	Issuance of shares:

The following table summarizes the shares issued to settle the payment of accrued interest on the unsecured convertible debentures with the corresponding amount recorded to share capital.

Accrued interest as at	Share issuance date	Number of shares	Amount $

March 31, 2017	April 7, 2017	9,496	17
June 30, 2017	August 15, 2017	23,885	40
September 30, 2017	December 27, 2017	22,783	40
		56,164	97

(c)	Warrants:

The warrants of the Corporation are composed of the following as at December 31, 2017 and March 31, 2017:

	December 31, 2017		March 31, 2017
	Number outstanding	Amount	Number outstanding	Amount
		$		$
Liability
Series December 2017 US Public offering
Warrants 2017 (i)	9,802,935	5,620	-	-
Series 8 December 2013 Public offering
Warrants 2013 (ii)	18,400,000	14	18,400,000	209
	28,202,935	5,634	18,400,000	209
Equity
Public offering warrants
Series December 2017 US Broker warrants (iii)	495,050	406	-	-
Public offering warrants February 2017 (iv)	1,904,034	-	1,965,259	-
Series February 2017 BW Broker warrants (v)	117,496	72	234,992	144
Private Placement – contingent warrants
2017 Unsecured convertible debenture conversion option and contingent warrants (vi)	1,052,630	309	1,052,630	309
Series 9 Private Placement warrants 2013 (vii)	161,654	-	161,654	-
	3,730,864	787	3,414,535	453

(i)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.26, expiring on December 27, 2022.
(ii)	In order to obtain one Common Share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(iii)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.2625, expiring on December 27, 2022.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15 expiring on February 21, 2018.
(vi)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $129.
(vii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $13.30, expiring on December 3, 2018.

12

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

8.	Government assistance:

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$

Investment tax credit	24	23	83	70
Government grant	-	60	1	107
	24	83	84	177

9.	Financial (expenses) income:

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$

Financial income - Interest	9	9	39	115

Foreign exchange (loss) gain	(33)	109	(138)	(155)
Interest payable on convertible debenture	(40)	-	(121)	-
Accretion of interest on convertible debenture	(52)	-	(155)	-
Transaction costs related to derivative warrant liabilities	(1,101)	-	(1,101)	-
Other charges	(3)	(1)	(3)	(16)
Financial (expenses) income	(1,229)	108	(1,518)	(171)

Net financial (expenses) income	(1,220)	117	(1,479)	(56)

10.	Share-based payment:

At December 31, 2017 the Corporation has the following share-based payment arrangements:

Corporation stock option plan:

The Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation (Stock Option Plan). The plan provides for the granting of options to purchase Class A shares (Common Shares). The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. Under this plan, the maximum number of Class A shares (Common Shares) that may be issued upon exercise of options granted under the plan is 2,940,511, representing 20% of the number of Class A shares (Common Shares) issued and outstanding as at March 31, 2017. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights not shorter than on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of the Corporation’s total issued and outstanding shares. The Corporation is not authorized to grant such number of options under the stock option plan that could result in a number of Class A shares (Common Shares) issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 5% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted.

13

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

10.	Share-based payment (continued):

The following table summarizes information about activities within the stock option plan for the nine-month periods ended:

	December 31, 2017		November 30, 2016
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	2.58	1,424,788	13.52	454,151
Granted	1.75	1,121,500	1.72	835,400
Forfeited	2.16	(99,000)	12.39	(159,200)
Expired	20.82	(51,500)	14.86	(125,500)
Outstanding at end of period	1.82	2,395,788	3.72	1,004,851

Exercisable at end of period	2.09	450,430	9.66	236,595

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the nine-month periods ended:

	December 31, 2017	November 30, 2016

Exercise price	$1.75	$1.72
Share price	$1.75	$1.72
Risk-free interest	1.21%	0.70%
Estimated life	5.89 years	4.38 years
Expected volatility	82.4%	75.5%

The weighted average fair value of the options granted to employees and directors during the nine-month period ended December 31, 2017 was $1.22 (nine-month period ended November 30, 2016 - $0.99) and no options were granted to consultants. For the three-month and nine-month periods ended December 31, 2017, the Corporation recognized stock-based compensation under this plan in the amount of $330 and $661, respectively (three-month and nine-months periods ended November 30, 2016 - $155 and $430 respectively).

Share-based payment transactions:

The fair value of share-based payment transaction is measured using the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

14

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

11.	Supplemental cash flow disclosure:
(a)	Changes in non-cash operating items:

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$
Receivables	(135)	22	(172)	252
Prepaid expenses	56	46	80	267
Other Assets	(451)	-	(921)	-
Trade and other payables	164	94	2,351	328
Receivable from/payable to related party	(39)	(191)	17	(1)
	(405)	(29)	1,355	846

(b)	Non-cash transactions:

	Three-month periods ended		Nine-month periods ended
	December 31, 2017	November 30, 2016	December 31, 2017	November 30, 2016
	$	$	$	$
Equipment included in trade and other Payables	218	291	218	291
Interest payable included in trade and other payables	40	-	40	-
Interest receivable included in payable to Neptune	-	-	-	83

12.	Commitments and contingencies:

Research and development contracts and contract research organizations agreements:

The Company utilizes contract manufacturing organizations related to the development of clinical material and clinical research organizations to perform services related to the Company’s clinical trials. Pursuant to these agreements with manufacturing and contract research organizations, the Company has the right to terminate the agreements either without penalties or under certain penalty conditions. For agreements which contain penalty conditions, the Company would be required to pay penalties of approximately $275.

Contingencies:

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Group. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes that all related claims are not valid and it is presently not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made, however, in management’s opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

15

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2017 and November 30, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at December 31, 2017 approximates the carrying amount and was measured using level 3 inputs.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 inputs (note 5).

As at December 31, 2017, the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $237 or a gain of $249, respectively.

14.	Subsequent events:

On January 22, 2018, following the US Public Offering of December 27, 2017, the underwriters have exercised a portion of their over-allotment option by purchasing an additional 766,179 common shares at a price of US$1.01 per share, for additional gross proceeds to the Company of approximately $963 (US$773).

16